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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a) and Amendments Thereto Filed Pursuant to Section 240.13d-2(a)

                             (Amendment No. ___)*

                               FutureFuel Corp.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  U36297 106
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                                (CUSIP Number)

                 Douglas D. Hommert, Executive Vice President
                               FutureFuel Corp.
                       8235 Forsyth Boulevard, 4th Floor
                            Clayton, Missouri 63105
                                (314) 854-8520
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 15, 2008
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 8


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----------------------                               --------------------------
CUSIP NO. U36297 106                13D              PAGE   2   OF   8   PAGES
                                                            -        -
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1.  Names of Reporting Persons

    Paul A. Novelly
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2.  Check the Appropriate Box if a Member of a Group     (a)      | |
    (See Instructions)                                   (b)      | |

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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

    AF
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) | |

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6.  Citizenship or Place of Organization

    USA
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Number of Shares Beneficially      7. Sole Voting Power             8,306,350
Owned by Each Reporting
Person With                        --------------------------------------------
                                   8. Shared Voting Power             625,000

                                   --------------------------------------------
                                   9. Sole Dispositive Power        8,306,350

                                   --------------------------------------------
                                   10. Shared Dispositive Power       625,000

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    8,931,350
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares | |
    (See Instructions)
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13. Percent of Class Represented by Amount in Row (11)

    33.5%
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14. Type of Reporting Person  (See Instructions)

    IN
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----------------------                               --------------------------
CUSIP NO. U36297 106                13D              PAGE   3   OF   8   PAGES
                                                            -        -
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15. Names of Reporting Persons

    St. Albans Global Management, Limited Partnership, LLLP
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16. Check the Appropriate Box if a Member of a Group     (a)      | |
    (See Instructions)                                   (b)      | |

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17. SEC Use Only

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18. Source of Funds (See Instructions)

    WC
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19. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) | |

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20. Citizenship or Place of Organization

    Delaware
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Number of Shares Beneficially      21. Sole Voting Power             8,306,350
Owned by Each Reporting
Person With                        --------------------------------------------
                                   22. Shared Voting Power                   0

                                   --------------------------------------------
                                   23. Sole Dispositive Power        8,306,350

                                   --------------------------------------------
                                   24. Shared Dispositive Power              0

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25. Aggregate Amount Beneficially Owned by Each Reporting Person

    8,306,350
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26. Check if the Aggregate Amount in Row (11) Excludes Certain Shares | |
    (See Instructions)
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27. Percent of Class Represented by Amount in Row (11)

    31.1%
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28. Type of Reporting Person  (See Instructions)

    PN
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                                 SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER

         This Report on Schedule 13D relates to shares of common stock, $0.0001 par value (the "Common Stock"), of FutureFuel Corp. (the "Company"), whose principal executive offices are located at 8235 Forsyth Boulevard, 4th Floor, Clayton, Missouri 63105.

ITEM 2.       IDENTITY AND BACKGROUND

         This Report is jointly filed by Paul A. Novelly ("Novelly") and St. Albans Global Management, Limited Partnership, LLLP ("Global").

         The business address for both Novelly and Global is 8235 Forsyth Boulevard, 4th Floor, Clayton, Missouri 63105. Mr. Novelly is a citizen of the United States of America and is the Chairman of the Board of Directors of FutureFuel Corp. Mr. Novelly also serves as the Chairman and Chief Executive Officer of (i) Apex Oil Company, Inc. ("Apex Oil"), a privately-held Missouri corporation engaged in the trading, storage, marketing and transportation of petroleum products, including liquid terminal facilities in the Midwest and Eastern United States, and towboat and barge operations on the inland waterway system, and (ii) Apex Holding Co. ("Apex Holding"), also a privately-held Missouri corporation, which is the direct corporate parent of Apex Oil. The business address of both Apex Oil and Apex Holding is 8235 Forsyth Boulevard, 4th Floor, Clayton, Missouri 63105.

         Novelly also is the chief executive officer of Global. Global is a limited liability limited partnership organized under the laws of the state of Delaware and its principal business is providing corporate management services.

         The following named persons are executive officers of Apex Holding and may be deemed to share with Novelly the power to vote and power to dispose of the shares of Common Stock held by Apex Holding. Each officer has a business address of 8235 Forsyth Boulevard, 4th Floor, Clayton, Missouri 63105 and each is principally engaged as an officer of Apex Oil:

         Name of Apex Holding Officer                Position
         -----------------------------               --------
         Douglas D. Hommert                          President
         John L. Hank, Jr.                           Vice President
         Karon M. Burns                              Secretary

         None of Novelly, Global or any named officer of Apex Holding has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has any such individual been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years that resulted in a judgment, decree or final order enjoining the named person from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 15, 2008, Global purchased 1,525,100 shares of the Common Stock of the Company for $4.00 per share and purchased 1,525,100 warrants to acquire shares of the Common Stock of the Company for $0.80 per warrant in a private transaction arranged through the Company's U.S. placement agent. The total consideration of $7,320,480 was paid out of Global's working capital. No borrowed funds were used to effect the purchase.

                                      4

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ITEM 4.       PURPOSE OF TRANSACTION.

         Novelly is the Chairman of the Board of the Company and is substantially involved in management of the Company. Global acquired the securities referred to above in Item 3 for investment purposes and not with a view to, or for resale in connection with, any distribution thereof. Global may acquire additional securities of the Company from time to time in the open market or in private transactions. Global has no present intention of altering its investment purpose, but from time to time, Global may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company.

         At the date of this Statement, except as set forth in this Statement, Global has no specific plans or proposals that would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from or cease to be quoted or traded on any securities exchange, market or quotation system;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of April 15, 2008, Novelly is deemed to beneficially own 8,931,350 shares of the Common Stock of the Company, which represents approximately 33.5% of the outstanding shares of the Common Stock (based upon 26,700,000 shares of Common Stock outstanding). Such deemed beneficial ownership derives from 8,306,350 shares owned by Global and 625,000 shares owned by Apex Holding. Novelly disclaims beneficial ownership of all shares owned by Global and Holding except to the extent of a minor pecuniary interest.

         Each of the Company's warrants represents the right to purchase one share of the Company's Common Stock at the price of $6.00, exercisable before July 12, 2010. 6,168,850 of the

                                      5

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Company's warrants are held by Global and 625,000 are held by Apex Holding, together totaling 6,793,850 and representing 30.2% of the outstanding warrants. Novelly disclaims beneficial ownership of all warrants owned by Global and Holding except to the extent of a minor pecuniary interest.

         The aggregate shares of Common Stock and warrants held by Global and Apex Holding, and deemed beneficially owned by Novelly, can be summarized by the following table. The "fully diluted" column in the table assumes exercise of all outstanding warrants by all warrant holders, not just exercise of its warrants by Global and Apex Holding.

        COMMON STOCK                       WARRANTS                    FULLY DILUTED
------------------------------    ---------------------------    ---------------------------
                                                                                PERCENT OF
   AMOUNT OF     PERCENT OF        AMOUNT OF                      AMOUNT OF       COMMON
  BENEFICIAL       COMMON          BENEFICIAL    PERCENT OF       BENEFICIAL    STOCK AND
  OWNERSHIP        STOCK           OWNERSHIP      WARRANTS        OWNERSHIP      WARRANTS
  ---------        -----           ---------      --------        ---------      --------
  8,931,350        33.5%           6,793,850       30.2%          15,725,200      32.0%

         (b) Global has sole voting and dispositive power with respect to the 8,306,350 shares of Common Stock it owns. As Global's chief executive officer, Novelly also is deemed to have sole voting and dispositive power with respect to such shares. Novelly is deemed to share the voting and dispositive power over Apex Holding's 625,000 shares of the Common Stock with the other executive officers of Apex Holding referenced in Item 2 above.

         (c) See Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

         Joint Filing Agreement (Exhibit I).


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                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 25, 2008           PAUL A. NOVELLY



                                     /s/ Paul A. Novelly
                               ------------------------------------------------
                                     Paul A. Novelly


Date: April 25, 2008           ST. ALBANS GLOBAL MANAGEMENT,
                               LIMITED PARTNERSHIP, LLLP



                               By:   /s/ Paul A. Novelly
                                   --------------------------------------------
                                     Paul A. Novelly, Chief Executive Officer


                                      7

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                                   EXHIBIT I
                                   ---------

                            JOINT FILING AGREEMENT

         The undersigned each hereby agree that Schedule 13D filed herewith, relating to the Common Stock of FutureFuel Corp., is filed on behalf of each of the undersigned.

Date: April 25, 2008           PAUL A. NOVELLY



                                     /s/ Paul A. Novelly
                               ------------------------------------------------
                                     Paul A. Novelly


Date: April 25, 2008           ST. ALBANS GLOBAL MANAGEMENT,
                               LIMITED PARTNERSHIP, LLLP



                               By:   /s/ Paul A. Novelly
                                   --------------------------------------------
                                     Paul A. Novelly, Chief Executive Officer


                                      8